July 21, 2006

Arne Raabe
Raphael Industries Ltd
Corporate Service Center, Inc.
350 South Center Street, Suite 500
Reno, NV 89501

> **Re:** **Raphael Industries Ltd.**
> **Registration Statement on Form SB-2**
> **Filed June 26, 2006**
> **File No. 333-135331**

Dear Mr. Raabe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   Please tell us why you have listed an address in Calgary as your principal executive offices, when on page 18 and in your exhibits, your offices are listed as Reno, Nevada and San Francisco, California.

2.   Please provide a telephone number for your agent of service.

Prospectus Cover Page

3.   We note your calculation of expenses on a per share basis for the minimum and maximum offering size does not appear to reflect your expenses in the offering properly. Please revise or advise

4.   We note that your president may purchase shares to meet the minimum. Please tell us whether your president's purchase is included in this registered offering or

will be completed without registration. Provide your analysis of how the president's purchase is consistent with Section 5 of the Securities Act.

Prospectus Summary, page 3

5.   It appears your web site is currently inactive; please disclose its operational status in the summary.

6.   With a view toward clarified disclosure, please tell us how the 2-year agreements expire more than two years from now as disclosed on page 5.

Offering Summary, page 3

7.   Please disclose whether you will pay interest on returned funds.

Summary Financial Data, page 4

8.   We note that the amount of your operating expenses excludes cost of sales. Please also disclose the amount of your gross profit. Please also consider our comment below on your presentation of gross profit in the statement of operations.

Risk Factors, page 4

9.   If you do not intend to register your common stock under the Exchange Act, please disclose the related risks to investors, including:

   • your ability to terminate public reporting and

   • the effect on the obligation to file proxy statements and affiliate holdings and transactions reports under Section 16 of the Exchange Act.

Determination of Offering Price, page 7

10.   Please reconcile your statement that you arbitrarily determined the offering price with your subsequent statement that you determined the offering price based on evaluation of identified criteria.

Dilution, page 7

11.   Please provide the disclosure required by Regulation S-B Item 506(a).

Plan of Distribution, page 8

12.   Given the escrow of proceeds, please disclose when investors will acquire rights as shareholders of your company.

13.   We note your statement with regard to broker's obligations for parties other than "established customers and accredited investors." Please tell us with specificity the source of these exemptions to the penny stock rules.

Directors, Executive Officers, Promoters and Control Persons, page 9

14.   Please identify Mr. Raabe's employer while he was a consultant. Also please ensure that you have described all of your executive's business experience during the past five years.

Description of Securities, page 11

15.   Please disclose the 5% quorum in section 3.10 of your bylaws, and describe the purpose and effect of that section.

Description of Business, page 12

16.   We note exhibits filed as exhibit 10.5 and 10.6 do not appear to include the payment amounts you describe covering your storage agreements. Please clarify what is in the agreements and what other terms of the relationship govern.

17.   With a view toward disclosure, please tell us why the portion of the proceeds that you are permitted to retain decreases if you no not use third-party consultants as disclosed on page F-8.

18.   Please disclose why you have two management and marketing agreements. Are the agreements for separate territories? Do they overlap?

19.   Please clarify how the storage agreements are used in your business. What do you store?

20.   Please describe the scope of the lists to which you have rights. For example, what is their primary geographic coverage? How many people are on the lists? What are the demographics of the populations on the lists?

Industry and Competition, page 14.

21.   Please provide us with copies of the statistics you mention in the second paragraph.

22.   In an appropriate section of your document, please describe the governmental regulations that affect your business. We note your reference to "outside regulatory intervention" in the last paragraph of this section and increased costs from regulation on page 5.

Customers, page 15

23.   Please expand your disclosure regarding your customers to describe the nature of the agreements with your customers. Also describe your dependence on one or a few major customers as mentioned on page F-6.

Patents, page 15

24.   Please clarify why there can be no assurance that third parties do not have patents covering your operations. Did you not research whether your business infringes patents? What aspects of your business are at risk to a third-party patent?

25.   Please clarify the extent of your intellectual property and how you have protected that property.

Executive Compensation, page 19

26.   Please clarify whether Mr. Raabe will be paid upon the completion of the offering or when the company realizes revenues.

Experts

27.   Please revise your filing to name your independent auditors as experts. Please also request your auditors to revise their consent included in Exhibit 23.2 to note whether they consent to this reference.

Financial Statements, page F-1

28.   Please update the financial statements, as applicable, to comply with Item 310(g) of Regulation S-B.

29.   We note that your audit report was signed by an audit firm based in Vancouver, Canada. We note from page 18 that your corporate headquarters and executive office are located in the United States, although the cover page of your filing states that the principal executive offices are in Calgary, Canada. In accordance with Article 2 of Regulation S-X, the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.

- Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States.

- Please tell us where the majority of your assets are located and the locations from which you derive the majority of your revenues.

- Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted.

Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm

Report of Independent Registered Public Accounting Firm, page F-1

30.   Please revise your filing to include an audit report that includes the conformed signature of your independent auditor. Refer to Article 2-02(a) of Regulation S-X and Item 302(a) of Regulation S-T.

31.   On pages 3, 4, 11, 12 and 16 that you state that your auditors have issued a going concern opinion since you have generated only limited revenues and that you anticipate generating limited revenues in the next six to twelve months until you are able to commence your marketing strategy. However, we note your auditors have not included a going concern explanatory paragraph within their audit report. Please obtain and include a revised independent auditors' report that includes a going concern explanatory paragraph.   Alternatively, please tell us and revise your filing to explain why your auditors did not include a going concern explanatory paragraph within their audit report. Refer to AU Section 341 and FRC 607.02 and ensure that your MD&A and notes to your financial statements include all of the required disclosures.

Statement of Operations, page F-3

32.   We note that you present cost of sales and gross profit exclusive of depreciation. Under SAB Topic 11.B, you should not reflect an amount for gross profit unless that item includes all costs of your revenues. Please revise to either (a) delete the presentation and discussion of gross profit throughout the filing and revise the description of your expense line items to note that the amount are exclusive of depreciation or (b) include all costs of your revenues in cost of sales in determining gross profit.

33.   Please revise your statement of operations to include compensation and related costs (such as donated services) and professional fees within the appropriate cost categories reflected in your statement of operations such as general and administrative expenses and cost of sales.

Notes to Financial Statements, page F-6

Note 1. Nature of Operations, page F-6

34.   Further to the above, please revise your notes to include appropriate and
        prominent disclosure of (1) your financial difficulties and (2) your viable plans to
        overcome these difficulties. The discussion of financial difficulties should
        explain all of the principal conditions that raise substantial doubt about your
        ability to continue as a going concern, the possible effects of such conditions, and
        management's evaluation of the significance of those conditions and any
        mitigating factors. A viable plan is a plan that has the capability of removing the
        threat to the continuation of the business and may include a "best efforts" offering
        so long as the amount of minimum proceeds necessary to remove the threat is
        disclosed. Your plan should enable you to remain viable for at least the 12
        months following the date of the financial statements. Please refer to FRC
        607.02.

Note 2. Summary of Significant Accounting Policies, page F-6

-(k) Revenue Recognition, page F-7

35.   We note that you recognize revenue from the licensing of databases when the
        price is fixed or determinable, persuasive evidence of an arrangement exists, the
        product has been transferred, and collectibility is reasonably assured. Please tell
        us and disclose how these terms apply to your specific revenue recognition
        arrangements. For example, disclose the specific point in the earnings process
        that you recognize revenue related to your licensing fee arrangements and why.
        That is, clarify whether the license term has begun at that point and whether you
        have any remaining obligations to fulfill upon transfer of your list to your
        customer. Please note that revenue should be recognized in a manner consistent
        with the nature of the transaction and the earnings process. Refer to SAB Topic
        13(3)(d) and (g).

36.   We note that you recognize revenue on a net basis since as an agent based upon
        the guidance in EITF 99-19. Please tell us to discuss your analysis under EITF
        99-19 and how you concluded that you act as an agent and should record revenues
        on a net basis. Refer to paragraphs 7 - 20 of EITF 99-19. Please also tell us
        whether the $81,029 of revenue you recognized is net of any fees. If so, please
        tell us the nature and amount of those fees and relate the information to your
        response above. Relate your response to the disclosures on page 12 with respect
        to your license and marketing agreements.

Note 6. Commitments, page F-8

37.   We note that you entered into two licensing arrangements for the exclusive use of certain databases for twenty-four months during the period ended March 31, 2006. We further note that one of the agreements contains an option to acquire the database for $100,000 until November 15, 2006 and that you made a non-refundable deposit of $50,000 on April 15, 2006 under this option provision. Please tell us and revise your filing to disclose if you paid any up-front fees to enter into these arrangements and if so, how you accounted for these fees. Please also tell us how you plan on accounting for the $50,000 non-refundable deposit that you made on April 15, 2006.

38.   Please reconcile this disclosure with the disclosure on page 12 with respect to the license agreements and the management and marketing agreements.

Undertakings, page 59

39.   Please provide the undertakings required by Regulation S-B Item 512(a)(4).

Signatures

40.   Please revise to include the language required on the Signatures page by Form SB-2. Also, please note that, under the second paragraph required on the Signatures page, you must show clearly who is signing the document in the capacity of principal executive officer, principal financial officer, controller or principal accounting officer, and director.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (via fax)   Conrad C. Lysiak, Esq.

Arne Raabe
Raphael Industries Ltd
July 21, 2006
Page 9